

Mail Stop 3561

November 18, 2015

John Fleming
Chief Executive Officer
InCapta, Inc.
1950 Fifth Avenue, Suite 100
San Diego, CA 92101

  Re: **InCapta, Inc.**
    Amendment No. 1 to Form 10-12G
    Filed November 4, 2015
    File No. 000-29113

Dear Mr. Fleming:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2015 letter.

Business Development, page 2

1. We note your response to our prior comments 2 and 4. If you wish to request confidential treatment of information that otherwise is required to be disclosed in the registration statement, please submit a confidential treatment request. Any application for confidential treatment must satisfy the substantive and procedural requirements found in Staff Legal Bulletin No. 1 (with Addendum), available on the SEC website at https://www.sec.gov/interps/legal/slbcf1r.htm. If you choose to submit a confidential treatment request we will respond to that request in separate correspondence.

2. We note your response to our prior comments 2 and 4. Regardless of whether you submit a confidential treatment request related to an agreement, you must still file that agreement

as an exhibit if required to do so by Item 601 of Regulation S-K. If you are seeking confidential treatment for specific information in an agreement you may file the agreement with that information redacted. In that regard, please file the Design and License Agreement with Navy Duck, Ocean Red and Purple Penguin.com, Inc., the consulting agreement with Mr. Swartz, the agreement between Play Celebrity and Top Fan, any agreements with celebrities to develop games, and the consulting agreement with Mr. Antonson with your next amendment, or tell us why you are not required to do so pursuant to Item 601 of Regulation S-K.

Current Business of the Company, page 4

3. We note your response to our prior comment 3. Please disclose in your next amendment the recent sales figures for your pay to play games that you provided in your response, specifically that you have not generated any pay to play sales since June 30, 2015.

Financial Statements

4. Please include updated interim financial statements pursuant to the requirements of Rule 8-08 of Regulation S-X. Pro forma financial information should also be updated to reflect the most recent interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Fleming
InCapta, Inc.
November 18, 2015
Page 3

    You may contact Theresa Messinese at (202) 551-3307 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3859 with any other questions.

                    Sincerely,

                    /s/ John Dana Brown

                    John Dana Brown
                    Attorney-Advisor
                    Office of Transportation and Leisure

cc: Brian F. Faulkner, Esq.